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                    [SPORTS RESORTS INTERNATIONAL INC. LOGO]

                       SPORTS RESORTS INTERNATIONAL, INC.
                                 951 AIKEN ROAD
                             OWOSSO, MICHIGAN 48867



                                FEBRUARY __, 2006


Dear Shareholder:

     Sports Resorts International, Inc. (the "Company") is offering to purchase any and all of the outstanding shares of its common stock (the "Shares") from existing shareholders for a purchase price of $1.00 per share, net to seller in cash. Although the offer is being made to all holders of the Shares, Donald J. Williamson, his spouse and children (collectively, the "Continuing Shareholders") have advised the Company that they do not intend to tender any of their Shares pursuant to this offer.

     This offer provides shareholders with an opportunity to sell their Shares for a price higher than those recently available and without the transaction costs and liquidity limitations of the public market.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

     On December 12, 2005 the closing sale price per share for the Company's common stock on NASDAQ was $.72. Any shareholder tendering Shares directly to Registrar & Transfer Company, the depositary for the transaction and whose Shares are purchased in the offer, will receive the net purchase price in cash and will not generally incur the usual transaction costs associated with open-market transactions.

     The Board of Directors has determined that the 1.00 price per share is fair to unaffiliated shareholders, however, the Board does not make any recommendation regarding whether or not you should tender your Shares in the Offer.


     The offer will expire at 5:00 P.M., Eastern Time, on March ___, 2006, unless extended by the Company. If you have any questions or requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call Gregory T. Strzynski, the information agent for the transaction, at (877) 725-7335.


                                          Sincerely

                                          SPORTS RESORTS INTERNATIONAL, INC.